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                                  EXHIBIT 12.1

                          BOSTON SCIENTIFIC CORPORATION

   STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Unaudited)
                                 (In thousands)



                                                                                     Year Ended December 31,
                                                                  ------------------------------------------------------------
                                                                     2000         1999          1998         1997       1996
                                                                  ------------------------------------------------------------
Fixed charges:
       Interest expense                                            $ 69,502    $ 117,567      $ 67,573    $ 14,285    $ 11,518
       Capitalized interest                                                          650         4,460       4,976
       Debt issuance costs                                            1,300        3,521         1,675          65         501
       Interest portion of rental expense                            14,748       15,126        16,361      14,354       8,534
                                                                  -------------------------------------------------------------
          Total fixed charges                                      $ 85,550    $ 136,864      $ 90,069    $ 33,680    $ 20,553
                                                                  =============================================================

Earnings:
       Income (loss) before income taxes and cumulative
        effect of change in accounting                             $526,751    $ 562,468     ($275,314)   $215,131    $303,330
       Fixed charges per above                                       85,550      136,864        90,069      33,680      20,553
       Net distributed/(undistributed) equity in earnings of
        equity investees                                             12,926       (1,375)
       Less: capitalized interest                                                    650         4,460       4,976
                                                                  -------------------------------------------------------------
          Total earnings, as adjusted                              $625,227    $ 697,307     ($189,705)   $243,835    $323,883
                                                                  =============================================================

Ratio of earnings to fixed charges                                     7.31         5.09                      7.24       15.76
                                                                  =============================================================

Coverage deficiency (1)                                                                      ($279,774)
                                                                                         ==============

Supplemental pro forma coverage deficiency (2)                                               ($345,507)
                                                                                         ==============
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(1)  Includes noncash special charges of $646 million recorded in connection with the acquisition of Schneider Worldwide and other merger-related initiatives.

(2)  Reflects the coverage deficiency as if the acquisition of Schneider
     Worldwide occurred at the beginning of 1998, with pro forma adjustments to give effect to amortization of intangibles, an increase in interest expense on acquisition, financing and certain other adjustments.